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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Preem Holdings AB (publ)
(Translation of registrant's name into English)

Sandhamnsgatan 51, S-11590, Stockholm, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐:

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Preem Holdings AB (publ)
Date: October 14, 2003	By:	/s/ PER HÖJGÅRD
	Name:	Per Höjgård
	Title:	Chief Financial Officer

Press release 2003-10-14

Comment to the High Environmental Courts decision regarding the Iso-cracker at the refinery in Lysekil.

        The High Environmental Court in Sweden today decided to cancel approval to construct an Iso-cracker at the Scanraff refinery in Lysekil, which approval was granted by the Environmental Court of Vänersborg on October 18th 2002. The case has now been transferred back to the local Environmental Court to reconsider the approval.

        All motor fuels produced within the European Union must be sulphur free by 2008. As originally planned, we expected the investment in the Iso-cracker to enable the refinery to produce 100% sulphur-free motor fuels by 2006.

        The investment in the Iso-cracker is currently one of the largest contemplated industrial projects in Sweden and is expected to create approximately 1,000 new jobs in Bohuslän over the next three years.

        "This project is good for the environment. The production of sulphur-free gasoline and diesel is now at risk of being delayed. Vehicles in Sweden and Europe may be forced to use less clean alternative fuels longer than necessary, which is unfortunate. The EU demand for motor fuels free of sulphur is strongly promoted in Sweden. This is a development that Preem supports, too. With all likelihood this is also supported by Swedish Society for Nature Conservation. I am thus surprised at the High Environmental Court's decision in this matter," said Michael Löw, CEO of Preem.

        Scanraff, located on the West Coast of Sweden, is a complex, large-scale refinery with a strong market position producing a full-range of refined products. Scanraff is the largest oil refinery in Sweden in terms of capacity, representing approximately 50% of Swedish refining capacity. Preem currently owns 75% of the refinery. Scanraff is one of the most sophisticated and flexible refineries in Europe.

        This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Certain of these statements relate to investment plans at the Scanraff refinery. These and other forward-looking statements are based on management's best assessment of our strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of many factors, including the effects of governmental regulation and our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate.

        Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in our Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by us with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. We disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements

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SIGNATURES
  Press release 2003-10-14